Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Amounts in USD

Dates

Collection Period No.	18			
Collection Period (from... to)	1-Feb-2022	28-Feb-2022		
Determination Date	11-Mar-2022			
Record Date	14-Mar-2022			
Payment Date	15-Mar-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2022	15-Mar-2022	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2022	15-Feb-2022	15-Mar-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	420,000,000.00	33,498,537.15	6,212,607.45	27,285,929.70	64.966499	0.014792
Class A-3 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**466,618,537.15**	**439,332,607.45**	**27,285,929.70**		
Overcollateralization	171,309,810.94	186,075,195.22	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**652,693,732.37**	**625,407,802.67**			
present value of lease payments	510,088,176.38	172,974,650.37	157,294,666.11			
present value of Base Residual Value	671,341,634.56	479,719,082.00	468,113,136.56			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.310000%	8,653.79	0.020604	27,294,583.49	64.987104
Class A-3 Notes	0.400000%	115,000.00	0.333333	115,000.00	0.333333
Class A-4 Notes	0.500000%	36,716.67	0.416667	36,716.67	0.416667
Total		**160,370.46**		**$27,446,300.16**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,122,358,320.39	593,622,241.82	566,336,312.12

Available 2020-B Collections		**Distribution on the Exchange Note**	
Lease Payments Received	13,739,174.88	(1) Total Servicing Fee	543,911.44
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,238,475.65	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	5,389,106.19	(2) Exchange Note Interest Distributable Amount (0.51%)	252,289.45
Excess wear and tear included in Net Sales Proceeds	1,175.86	(3) Exchange Note Principal Distributable Amount	27,285,929.70
Excess mileage included in Net Sales Proceeds	14,798.20	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	34,366,756.72		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	309.52	(5) Remaining Funds Payable	6,284,935.65
Total Available Collections	**34,367,066.24**	**Total Distribution**	**34,367,066.24**

Available Funds ABS Notes		**Distributions ABS Notes**	
Total Exchange Note Payments	27,538,219.15	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**27,538,219.15**	(2) Interest Distributable Amount Class A Notes	160,370.46
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	27,285,929.70
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	91,918.99
		Total Distribution	**27,538,219.15**

Amounts in USD

Distribution Detail			

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	543,911.44	543,911.44	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	160,370.46	160,370.46	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	8,653.79	8,653.79	0.00
thereof on Class A-3 Notes	115,000.00	115,000.00	0.00
thereof on Class A-4 Notes	36,716.67	36,716.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	160,370.46	160,370.46	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	27,285,929.70	27,285,929.70	0.00
Principal Distribution Amount	27,285,929.70	27,285,929.70	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	45.32
minus Net Investment Earnings	45.32
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	45.32
Net Investment Earnings on the Exchange Note	
Collection Account	264.20
Investment Earnings for the Collection Period	309.52

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	652,693,732.37	18,816
Principal portion of lease payments	10,140,256.76	
Terminations- Early	12,077,906.01	
Terminations- Scheduled	4,222,634.37	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	845,132.56	
Securitization Value end of Collection Period	625,407,802.67	18,284
Pool Factor	52.94%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	13.18
Weighted Average Seasoning (months)	11.38	25.58
Aggregate Base Residual Value	775,726,981.78	500,977,982.84
Cumulative Turn-in Ratio		36.73%
Proportion of base prepayment assumption realized life to date		74.07%
Actual lifetime prepayment speed		0.66%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	623,963,938.00	18,245	99.77%
31-60 Days Delinquent	1,173,310.25	32	0.19%
61-90 Days Delinquent	147,736.80	5	0.02%
91-120 Days Delinquent	122,817.62	2	0.02%
Total	625,407,802.67	18,284	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.043%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	823,339.80	23	14,056,528.51	371
Liquidation Proceeds	769,637.04		12,767,433.10	
Recoveries	42,577.05		2,233,822.25	
Principal Net Credit Loss / (Gain)	11,125.71		(944,726.84)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.021%
Prior Collection Period	(0.067%)
Second Prior Collection Period	(0.263%)
Third Prior Collection Period	(0.330%)
Four Month Average	(0.160)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.080)%

Average Net Credit Loss / (Gain)   (2,546.43)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	16,322,333.14	509	297,862,404.83	10,234
Sales Proceeds and Other Payments Received	19,761,777.79		366,322,148.72	
Residual Loss / (Gain)	(3,439,444.65)		(68,459,743.89)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(6.459)%
Prior Collection Period	(5.075%)
Second Prior Collection Period	(6.045%)
Third Prior Collection Period	(7.322%)
Four Month Average	(6.225)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (5.795)%

Average Residual Loss / (Gain)   (6,689.44)